 EXHIBIT 99.1

Gildan Sets Meeting Date and Provides Regulatory Update

Montreal, Monday, January 29, 2024 – Gildan Activewear Inc. (GIL: TSX and NYSE) (“Gildan” or “the Company”) today announces that its board of directors (the “Board”) has called an annual and special meeting of shareholders (the “Meeting”) to be held on May 28, 2024 (the “Meeting Date”) in response to a shareholder requisition (the “Requisition”) submitted by Browning West, LP and its affiliates (together, “Browning West”). Under the Requisition, Browning West is asking Gildan shareholders to vote to remove the majority of Gildan’s directors and replace them with Browning West’s eight nominees with the intention that those nominees will reinstate Glenn Chamandy as CEO.

Meeting Date

Following receipt of the Requisition, the Board constituted a Special Committee of directors (the “Committee”), consisting of a majority of directors who are not targeted by Browning West for removal, to review and make recommendations to the Board with respect to the Requisition. After careful and extensive deliberation, receiving the advice of professional advisors and several meetings to consider the inputs from shareholders, management and professional advisors, the Committee provided its unanimous recommendation to the Board with respect to the Requisition, which was based on a careful weighing of the following considerations, among others, and with the best interests of the Company and all shareholders and stakeholders of Gildan in mind:

•	the request of Browning West that the meeting be held as soon as possible and its public statements that it feared the meeting would be delayed to the fall
•	statements made by shareholders expressing support for a meeting to be held in the spring and a desire to limit the disruption to the business
•	the timing of the Requisition would necessarily involve holding the annual and special meetings within a month or two of each other. Given that the Company’s shares are widely-held and traditionally there is a strong shareholder turn-out (either present or represented by proxy) at its annual meetings, combining the annual and special meetings avoids multiple meetings addressing similar issues and eliminates the substantial potential for shareholder confusion and disengagement
•	the Requisition seeks a reconstitution of a majority of the Board to gain control of the Company and the importance of providing all shareholders with a reasonable period of time to evaluate Browning West’s proposal and understand its proposed plan for Gildan
•	the selected meeting date will provide shareholders with an opportunity to assess CEO Vince Tyra’s leadership of the Company so they can make the most informed decision about whom they assess is the best executive to lead Gildan
•	material concerns regarding the validity of the Requisition given Browning West's violations of the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), a U.S.

antitrust law, and, as further described below, allowing sufficient time to seek declaratory relief from the Court

The Board considered the recommendation of the Committee as well as the underlying reasons for its recommendation. The Board unanimously agreed with the Committee’s recommendation.

Shareholders will receive details about the matters to be presented at the Meeting and about how to vote in a management information circular to be delivered to them in advance of the Meeting.

Over the last few weeks, the Company has heard from numerous shareholders, both those who have indicated preliminary support for Browning West and those who have not.  The Board and shareholders are aligned in the view that a speedy resolution of this unnecessary proxy contest is in the best interests of the Company and its shareholder owners. The Company also agrees with shareholders who hold the view that a meeting is not required to resolve this matter.

To that end, the Company has provided an opportunity for Browning West to meet constructively with Vince Tyra, CEO, and requested to meet with Browning West’s nominees to better understand their view points and applicability of skill sets. While Browning West has so far refused to have its nominees engage with the Board, the Company will still provide Browning West with the opportunity to meet with Mr. Tyra.

The Company remains ready and willing to engage with Browning West; those who share some but not all of their views; and the majority of shareholders who are not aligned, to identify a responsible resolution that benefits all shareholders, not just some.

Quebec Court Application

As announced on January 21, 2024, the Company learned that Browning West accumulated shares of Gildan in violation of the HSR Act and used these unlawful acquisitions as a basis for the Requisition. The HSR Act’s requirements are clear: any purchaser of voting securities must make a filing with the U.S. Federal Trade Commission and Department of Justice and comply with a 30-day waiting period if the acquisition meets the statute’s thresholds and no exemptions apply.  The filing requirement clearly does not depend on whether the share acquisition is part of a broader merger transaction or if it raises substantive antitrust concerns.  But for the violation of the HSR Act, Browning West would not have held sufficient shares to exercise the right to requisition a meeting under Canadian corporate law. The Company remains significantly concerned that the basis for Browning West’s Requisition – which they seek to use to take control of the Board – was founded on an illegality.

Given these circumstances, the Company will today file an application to the Quebec Court for declaratory judgment that the Requisition is null and void and, as a result, the special meeting of shareholders is cancelled. Notwithstanding the serious concerns regarding the validity of the Requisition, the Board, upon the recommendation of the Committee, determined to call the Meeting and to seek declaratory relief from the Court on this matter.

The Company will continue to provide updates to shareholders on any significant developments relating to the foregoing and respond to the matters raised by Browning West as appropriate.

Caution Concerning Forward-Looking Statements

Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and strategies. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of our most recent Management’s Discussion and Analysis for a discussion of the various factors that may affect these forward-looking statements. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout such document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion or projection in such forward-looking information, include, but are not limited to changes in general economic and financial conditions globally or in one or more of the markets we serve and our ability to implement our growth strategies and plans. These factors may cause the Company’s actual performance in future periods to differ materially from any estimates or projections of future performance expressed or implied by the forward-looking statements included in this press release.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

About Gildan

Gildan is a leading manufacturer of everyday basic apparel. The Company’s product offering includes activewear, underwear and socks, sold to a broad range of customers, including wholesale distributors, screenprinters or embellishers, as well as to retailers that sell to consumers through their physical stores and/or e-commerce platforms and to global lifestyle brand companies. The Company markets its products in North America, Europe, Asia Pacific, and Latin America, under a diversified portfolio of Company-owned brands including Gildan®, American Apparel®, Comfort Colors®, GOLDTOE®, Peds®, in addition to the Under Armour® brand through a sock licensing agreement providing exclusive distribution rights in the United States and Canada.

Gildan owns and operates vertically integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean, North America, and Bangladesh. Gildan operates with a strong commitment to industry-leading labour, environmental and governance practices throughout its supply chain in accordance with its comprehensive ESG program embedded in the Company's long-term business strategy. More information about the Company and its ESG practices and initiatives can be found at www.gildancorp.com.

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